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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. _)*


                             MIDWAY AIRLINES CORPORATION
                        --------------------------------------
                                   (Name of Issuer)


                        COMMON STOCK, PAR VALUE $.01 PER SHARE
                        --------------------------------------
                            (Title of Class of Securities)


                                     598126 10 0
                       ---------------------------------------
                                    (CUSIP Number)


                   James H. Goodnight, Ph.D., SAS Institute, Inc.,
        SAS CAMPUS DRIVE, CARY, NORTH CAROLINA  27513, TEL. NO. (919) 677-8000
        ----------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                  DECEMBER 10, 1997
                      -----------------------------------------
               (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                   Page 1 of 5 Pages

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                                     SCHEDULE 13D

CUSIP NO. 598126 10 0                              PAGE   2   OF    5      PAGES
                                                        -----    ---------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    James H. Goodnight, Ph.D.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                        (b) / /

3   SEC USE ONLY


4   SOURCE OF FUNDS
    PF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)                                                            / /

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.


                   7    SOLE VOTING POWER
NUMBER OF               2,745,274 shares of Common Stock
SHARES
BENEFICIALLY       8    SHARED VOTING POWER
OWNED BY
EACH               9    SOLE DISPOSITIVE POWER
REPORTING               2,745,274 shares of Common Stock
PERSON
WITH               10   SHARED DISPOSITIVE POWER

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    2,745,274 shares of Common Stock.

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    32.1% of the Common Stock.

14  TYPE OF REPORTING PERSON*

    IN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  Page 2 of 5 Pages
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                                     SCHEDULE 13D
                                          OF
                              JAMES H. GOODNIGHT, PH.D.


ITEM 1:  SECURITY AND ISSUER.

    This Schedule 13D relates to the Common Stock (the "Common Stock") of Midway Airlines Corporation, a Delaware corporation (the "Company"), whose principal executive offices are located at 300 West Morgan Street, Suite 1200, Durham, North Carolina 27701.

ITEM 2:  IDENTITY AND BACKGROUND.

    The person filing this Schedule 13D is James H. Goodnight, Ph.D., whose business address is SAS Campus Drive, Cary, North Carolina 27513. Dr. Goodnight is one of the founders and principal stockholders of SAS Institute Inc., a developer and marketer of computer software programs primarily for business applications.

    Dr. Goodnight has never been convicted in any criminal proceeding, nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Dr. Goodnight is a citizen of the United States.


ITEM 3:  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    Of the 2,745,274 shares of Common Stock beneficially owned by Dr. Goodnight, 2,509,697 shares (the "Conversion Shares") were acquired upon the conversion of an equal number of shares of Senior Convertible Preferred Stock, and 235,577 shares of Common Stock (the "IPO Shares" and, collectively with the Conversion Shares, the "Shares") were acquired in the initial public offering of the Company's Common Stock (the "IPO"), which offering was consummated on December 10, 1997. Dr. Goodnight acquired the Senior Convertible Preferred Stock for $10.1 million in cash in connection with a recapitalization of the Company effected February 11, 1997. The IPO Shares were acquired for cash at the initial public offering price of $15.50 per share, or an aggregate of $3,651,443.50. Funds used to purchase the Senior Convertible Preferred Stock and the IPO Shares were provided from Dr. Goodnight's personal funds.

ITEM 4:  PURPOSE OF TRANSACTION.

    Dr. Goodnight acquired the Shares for personal investment. Dr. Goodnight has no plans or proposals that relate to, or would result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.
Dr. Goodnight may, at any time or from time to time, review or reconsider his position with respect to any of such matters, but has no present intention to do so.

    See also Item 6 below.

                                  Page 3 of 5 Pages
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ITEM 5:  INTEREST IN SECURITIES OF THE ISSUER.

    As of the date hereof, Dr. Goodnight beneficially owns 2,745,274, or approximately 32.1%, of the shares of Common Stock outstanding, based on an aggregate of 8,558,695 shares outstanding, including the shares issued in connection with the IPO, as reflected in the Company's Registration Statement on Form S-1 (Reg. No. 333-37375). Dr. Goodnight has sole voting and dispositive power with respect to all of the Shares.

ITEM 6: CONTRACTS, ARRANGEMENTS UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    Pursuant to a letter agreement dated November 10, 1997 (the "Lock-Up Agreement"), executed by Dr. Goodnight as a requirement of the underwriters of the IPO, Dr. Goodnight cannot dispose of any shares of Common Stock for a period of 180 days from December 4, 1997, without the written consent of Morgan Stanley & Co. Incorporated, the lead underwriter of the IPO.


    Other than the Lock-Up Agreement, there are no contracts, arrangements, understandings or relationships between Dr. Goodnight and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7:  MATERIAL TO BE FILED AS EXHIBITS.

    Exhibit 1. Letter agreement, dated November 10, 1997, regarding lock-up of the Shares, as described in Item 6 above.

                                  Page 4 of 5 Pages
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    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 15, 1998                      /s/ J. H. Goodnight
------------------           ----------------------------------------
Date                               James H. Goodnight, Ph.D.




                                  Page 5 of 5 Pages